September 16, 2009



Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Tempco, Inc.
                  Audit by Moore & Associates Chartered

Dear Mr. Wilson:

         On behalf of Tempco, Inc., a Nevada corporation (the "Company"), we further respond your letter dated September 1, 2009. The Company has engaged its new auditors, Seale and Beers, CPAs, to re-audit the Company's financial statements for the period ending June 30, 2008. We have been advised that the Company expects to file its Annual Report on Form 10-K in a timely manner.


                                        Sincerely,

                                        FIRETAG, STOSS & DOWDELL, P.C.

                                        /s/ John L. Stoss

                                        JOHN L. STOSS